Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), November 22, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fifth tranche of the common share buyback program announced on October 4, 2021 (“Fifth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
15/11/2021	MTA	5,013	227.0073	1,137,987.80
16/11/2021	MTA	3,728	227.1508	846,818.30
17/11/2021	MTA	1,275	229.5501	292,676.40
18/11/2021	MTA	2,565	232.9830	597,601.40
19/11/2021	MTA	1,479	235.8781	348,863.70
Total	—	14,060	229.2993	3,223,947.60

Since the announcement of the Fifth Tranche of the buyback program dated October 4, 2021 till November 19, 2021, the total invested consideration has been:
•Euro 32,222,474.60 for No. 162,626 common shares purchased on the MTA.

As of November 19, 2021, the Company held in treasury No. 9,935,529 common shares equal to 3.86% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until November 19, 2021, the Company has purchased a total of 4,750,203 own common shares on MTA and NYSE for a total consideration of Euro 685,644,176.84.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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